Exhibit 1

Capitalisation

          The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2012. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2012

(£m)
Capitalisation
Equity
Shareholders’ equity	43,999
Non-controlling interests	685

Total equity	44,684

Indebtedness

Subordinated liabilities	34,092

Debt securities
Debt securities in issue	117,369
Liabilities held at fair value through profit or loss (debt securities)	5,700

Total debt securities	123,069

Total indebtedness	157,161

Total capitalisation and indebtedness	201,845

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2012, all indebtedness was unsecured except for £68.7 billion of securitisation notes and covered bonds and £4.6 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of €325 million of dated subordinated debt on 5 February and €1,000 million of dated subordinated debt on 5 March, there have been no issuances or redemptions of subordinated liabilities since 31 December 2012.

There has been no material change in the information set forth in the table above since 31 December 2012.